Exhibit E-1

Exhibit E-1

Eidos PLC - Director Shareholding
RNS Number:0312C
Eidos PLC
3 October 2002

DEALINGS BY DIRECTORS

1) NAME OF COMPANY

     EIDOS PLC

2) NAME OF DIRECTOR

     STUART CRUICKSHANK

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7) Number of shares/amount of stock acquired

8) (N/A %) of issued Class

9) Number of shares/amount of stock disposed

10) ( N/A %) of issued Class

11) Class of security

12) Price per share

Exhibit E-1

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

     11/09/02 - CONTRACT START 1/11/02

18) Period during which or date on which exercisable

     01/11/05 - 30/04/06

19) Total amount paid (if any) for grant of the option

     NIL (SAYE SCHEME)

20) Description of shares or debentures involved: class, number.

     9,742 ORDINARY

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

     97 PENCE

22) Total number of shares or debentures over which options held following this notification

     117,861

23) Any additional information

     COMPANY NOTIFIED 02/10/02

24) Name of contact and telephone number for queries

     MICHAEL ARNAOUTI - 0208 636 3434

25) Name and signature of authorised company official responsible for making this notification

     Date of Notification      03/10/02

Exhibit E-1